FORM 6 - K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

As of 5 August, 2020

TENARIS, S.A.

(Translation of Registrant's name into English)

TENARIS, S.A.

26, Boulevard Royal, 4th floor

L-2449 Luxembourg

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.

Form 20-F Ö Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12G3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No Ö

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- .

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended. This report contains Tenaris’s Press Release announcing Tenaris 2020 Second Quarter Results.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 5 August, 2020

Tenaris, S.A.

By: /s/ Cecilia Bilesio

Cecilia Bilesio

Corporate Secretary

Giovanni Sardagna

Tenaris

1-888-300-5432

www.tenaris.com

Tenaris Announces 2020 Second Quarter Results

The financial and operational information contained in this press release is based on unaudited consolidated condensed interim financial statements presented in U.S. dollars and prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standard Board and adopted by the European Union, or IFRS. Additionally, this press release includes non-IFRS alternative performance measures i.e., EBITDA, Free Cash Flow and Net cash / debt. See exhibit I for more details on these alternative performance measures.

Luxembourg, August 5, 2020. - Tenaris S.A. (NYSE and Mexico: TS and MTA Italy: TEN) (“Tenaris”) today announced its results for the quarter ended June 30, 2020 in comparison with its results for the quarter ended June 30, 2019.

Summary of 2020 Second Quarter Results

(Comparison with first quarter 2020 and second quarter of 2019)

	2Q 2020	1Q 2020		2Q 2019
Net sales ($ million)	1,241	1,762	(30%)	1,918	(35%)
Operating (loss) income ($ million)	(91)	(510)	82%	234	(139%)
Net (loss) income ($ million)	(50)	(666)	92%	240	(121%)
Shareholders’ net (loss) income ($ million)	(48)	(660)	93%	241	(120%)
(Losses) earnings per ADS ($)	(0.08)	(1.12)	93%	0.41	(120%)
(Losses) earnings per share ($)	(0.04)	(0.56)	93%	0.20	(120%)
EBITDA* ($ million)	59	280	(79%)	370	(84%)
EBITDA margin (% of net sales)	4.7%	15.9%		19.3%

*EBITDA is defined as operating (loss) income plus depreciation, amortization and impairment charges / (reversals). EBITDA includes severance charges of $54 million in Q2 2020 and $23 million in Q1 2020. If these charges were not included EBITDA would have been $113 million (9.1%) in Q2 2020 and $303 million (17,2%) in Q1 2020.

Our second quarter sales were down 30% sequentially following the rapid decline in economic activity, oil consumption and drilling activity as a result of the measures to contain the COVID-19 pandemic around the world. Sales in North and South America were particularly affected but some areas, like the Middle East and offshore, showed more resilience.

In response to this crisis, which will have a profound and extended impact on our sector, and the severe reduction in our revenues, we have implemented actions to adjust the level of our operations around the world, reset our fixed cost structure, reduce working capital and bolster our financial condition.

EBITDA for the quarter, which includes $54 million of severance charges, remained positive even as it was affected by the low absorption of fixed and semi-fixed costs and inefficiencies related to the steep decline in capacity utilization at our production facilities. We did, however, record a net loss of $50 million as we advanced with our restructuring measures.

Free cash flow remained strong at $402 million, with a further reduction in working capital of $446 million, bringing the reduction in the first half to $763 million. Consequently, our net cash position (i.e., cash, other current and non-current investments less total borrowings) has improved and stood at $670 million as of June 30 2020.

Market Background and Outlook

The collapse in global oil consumption as a result of the measures taken to contain the spread of the COVID-19 pandemic has resulted in a steep build up of inventories around the world. Even though economic activity and oil consumption have recovered to some extent since the low point reached in April, and an exceptional level of production cuts has been coordinated, the level of oil inventories and production capacity will take a long time to rebalance before a recovery in consumption to pre-pandemic levels. This remains distant and beset with uncertainty. In this environment, investments in exploration and production of oil and gas have been severely curtailed and are not expected to recover any time soon.

Demand for tubular products from the oil and gas industry has fallen significantly during the second quarter, following the reduction in rigs, and we expect it will fall further in the second half as a result of lower drilling activity and high inventory levels, particularly in North America. Sales will be further affected by realized pricing declines.

In this uncertain environment, we are anticipating a further significant reduction in sales and margins during the third quarter of 2020, with all regions being affected, before seeing an improvement in the fourth quarter. Our third quarter EBITDA margin, excluding restructuring charges, could fall close to a low single digit level while we expect to continue to reduce working capital and generate positive free cash flow.

Analysis of 2020 Second Quarter Results

Tubes

The following table indicates, for our Tubes business segment, sales volumes of seamless and welded pipes for the periods indicated below:

Tubes Sales volume (thousand metric tons)	2Q 2020	1Q 2020		2Q 2019
Seamless	446	665	(33%)	674	(34%)
Welded	108	170	(36%)	173	(37%)
Total	554	835	(34%)	846	(35%)

The following table indicates, for our Tubes business segment, net sales by geographic region, operating income and operating income as a percentage of net sales for the periods indicated below:

Tubes	2Q 2020	1Q 2020		2Q 2019
(Net sales - $ million)
North America	485	878	(45%)	863	(44%)
South America	145	224	(35%)	337	(57%)
Europe	169	134	26%	194	(13%)
Middle East & Africa	308	331	(7%)	315	(2%)
Asia Pacific	83	90	(8%)	105	(21%)
Total net sales ($ million)	1,190	1,657	(28%)	1,814	(34%)
Operating (loss) income ($ million)	(75)	(478)	84%	216	(135%)
Operating margin (% of sales)	(6.3%)	(28.8%)		11.9%

Net sales of tubular products and services decreased 28% sequentially and 34% year on year. While volumes sold declined 34%, average selling prices increased 8% as the mix of products sold was richer than in the previous quarter. Sales decreased everywhere except Europe, particularly in North and South America reflecting declines in drilling activity experienced during the quarter due to COVID-19 disruptions. In North America sales declined 45% due to the steep decline in activity in the United States and Canada where the average rig count declined 57% against the previous quarter. In South America we suffered a steep decline in activity in Argentina and the Andean region. In Europe we had higher sales of line pipe for Hydrocarbon Process Industry projects and of Oil Country Tubular Goods, OCTG, in the North Sea and Russia. In the Middle East and Africa we had a high level of sales in the Caspian area, in Qatar and for an offshore pipeline in West Africa, offset by lower sales in the rest of the region. In Asia Pacific, we had higher shipments in China offset by lower sales to Thailand and Australia.

Operating results from tubular products and services amounted to a loss of $75 million in the second quarter of 2020 compared to a loss of $478 million in the previous quarter and a gain of $216 million in the second quarter of 2019. Operating loss for our Tubes segment included severance charges of $52 million in the quarter and $23 million in the previous quarter. The first quarter also included an impairment charge of $582 million. Despite a reduction in input costs, labor costs and SG&A expenses, our operating income suffered a low absorption of fixed and semi fixed costs and inefficiencies related to the steep decline in volumes.

Others

The following table indicates, for our Others business segment, net sales, operating income and operating income as a percentage of net sales for the periods indicated below:

Others	2Q 2020	1Q 2020		2Q 2019
Net sales ($ million)	51	105	(51%)	104	(50%)
Operating (loss) income ($ million)	(15)	(32)	52%	18	(182%)
Operating margin (% of sales)	(29.5%)	(30.2%)		17.7%

Net sales of other products and services halved sequentially and year on year. While all our businesses’ revenues included in the Others segment declined during the quarter, the majority of the decline was on sucker rods. The negative operating margin reflects the lower absorption of fixed costs and the inefficiencies related to the low level of capacity utilization during the quarter.

Selling, general and administrative expenses, or SG&A, amounted to $286 million, or 23.0% of net sales, in the second quarter of 2020, compared to $357 million, 20.3% in the previous quarter and $339 million, 17.7% in the second quarter of 2019. Sequentially SG&A decreased 20%, mainly due to lower selling expenses associated with the decline in shipment volumes, lower depreciation and amortization and a decline in labor costs partially offset by $26 million severance charges included in SG&A.

Financial results amounted to a loss of $14 million in the second quarter of 2020, compared to a loss of $22 million in the previous quarter and a loss of $6 million in the second quarter of 2019. The loss of the quarter corresponds mainly to a non-cash FX loss of $10 million on intercompany balances; $5 million related to the Euro appreciation on Euro denominated intercompany liabilities and $4 million related to the Brazilian Real depreciation on intercompany debt denominated in U.S. dollars at our Brazilian subsidiaries. These results are to a large extent offset by changes to our currency translation reserve.

Equity in earnings of non-consolidated companies amounted to $4 million in the second quarter of 2020, compared to $2 million in the previous quarter and $26 million in the second quarter of last year. The quarter results are mainly derived from our equity investment in Ternium (NYSE:TX) and Techgen, partially offset by losses from our equity investment in Usiminas.

Income tax was a gain of $49 million in the second quarter of 2020, compared to a loss of $136 million in the previous quarter and a loss of $15 million in the second quarter of last year. Sequentially, the income tax of the quarter is influenced by the lower taxable results attributable to the operating losses incurred and the punctual effect on deferred tax charges recorded in the first quarter related to the devaluation of several currencies against the U.S. dollar, in particular the effect of the 25% devaluation of the Mexican Peso on the tax base used to calculate deferred taxes at our Mexican subsidiaries which have the U.S. dollar as their functional currency.

Cash Flow and Liquidity of 2020 Second Quarter

Net cash provided by operating activities during the second quarter of 2020 was $448 million, compared to $516 million in the first quarter of 2020 and $342 million in the second quarter of last year. During the second quarter of 2020 we generated $446 million from the reduction in working capital.

Free cash flow amounted to $402 million after capital expenditures of $46 million and our net cash position increased to $670 million at June 30, 2020, from $271 million at March 31, 2020.

Analysis of 2020 First Half Results

	6M 2020	6M 2019	Increase/(Decrease)
Net sales ($ million)	3,003	3,790	(21%)
Operating (loss) income ($ million)	(600)	494	(222%)
Net (loss) income ($ million)	(716)	482	(248%)
Shareholders’ net (loss) income ($ million)	(708)	484	(246%)
(Losses) earnings per ADS ($)	(1.20)	0.82	(246%)
(Losses) earnings per share ($)	(0.60)	0.41	(246%)
EBITDA* ($ million)	338	760	(55%)
EBITDA margin (% of net sales)	11.3%	20.1%

*EBITDA is defined as operating (loss) income plus depreciation, amortization and impairment charges / (reversals). EBITDA includes severance charges of $77 million in 6M 2020. If these charges were not included EBITDA would have been $416 million (13.8%) in 6M 2020.

Our sales in the first half of 2020 decreased 21% compared to the first half of 2019 as volumes of tubular products shipped declined 17% and average selling prices declined 4%. The decline in sales in the first half of 2020 was due to the COVID-19 pandemic and the consequent lockdowns and measures around the world to contain the pandemic, as well as the collapse in global oil demand and in oil prices caused by a situation of oversupply in the market, and therefore in investments by oil and gas companies. EBITDA decreased 55% to $338 million in the first half of 2020 compared to $760 million in the first half of 2019, following the decrease in sales and the lower absorption of fixed costs and the inefficiencies related to the low level of capacity utilization between March and June 2020. In the first half of 2020 we posted a net loss attributable to owners of the parent of $708 million, or ($1.20) per ADS, which compares with a gain of $484 million or $0.82 per ADS in the first half of 2019. The loss reflects the impact of the severe market conditions associated to the pandemic, reflected in the decline in sales, inefficiencies associated to low utilization of our production capacity and an impairment charge of $622 million.

Cash flow provided by operating activities amounted to $964 million during the first half of 2020, including a reduction in working capital of $763 million. Following a payment of $1.1 billion for the acquisition of IPSCO in January 2020 and capital expenditures of $114 million during the first half of 2020, our positive net cash position (i.e., cash, other current and non-current investments, derivatives hedging borrowings and investments less total borrowings) amounted to $670 million at the end of June 2020.

The following table shows our net sales by business segment for the periods indicated below:

Net sales ($ million)	6M 2020		6M 2019		Increase/(Decrease)
Tubes	2,848	95%	3,578	94%	(20%)
Others	155	5%	212	6%	(27%)
Total	3,003	100%	3,790	100%	(21%)

Tubes

The following table indicates, for our Tubes business segment, sales volumes of seamless and welded pipes for the periods indicated below:

Tubes Sales volume (thousand metric tons)	6M 2020	6M 2019	Increase/(Decrease)
Seamless	1,111	1,314	(15%)
Welded	278	357	(22%)
Total	1,389	1,671	(17%)

The following table indicates, for our Tubes business segment, net sales by geographic region, operating income and operating income as a percentage of net sales for the periods indicated below:

Tubes	6M 2020	6M 2019	Increase/(Decrease)
(Net sales - $ million)
North America	1,364	1,757	(22%)
South America	370	667	(45%)
Europe	303	352	(14%)
Middle East & Africa	638	616	4%
Asia Pacific	173	186	(7%)
Total net sales ($ million)	2,848	3,578	(20%)
Operating (loss) income ($ million)	(553)	455	(222%)
Operating margin (% of sales)	(19.4%)	12.7%

Net sales of tubular products and services decreased 20% to $2,848 million in the first half of 2020, compared to $3,578 million in the first half of 2019 due to a reduction of 17% in volumes and a 4% decrease in average selling prices. The decrease in sales came from all regions, except the Middle East and Africa and was particularly steep in North and South America where drilling activity in average declined 38% compared to the first half of 2019. In the rest of the world the rig count declined in average 6% year on year.

Operating results from tubular products and services amounted to a loss of $553 million in the first half of 2020 compared to a gain of $455 million in the first half of 2019. In addition to the decline in sales following the drop in drilling activity, our results were negatively impacted by lower absorption of fixed costs and the inefficiencies related to the low level of capacity utilization between March and June 2020. Additionally, results in the first six months of 2020 were affected by $75 million of severance charges and by an impairment charge of $582 million, reflecting the difficult business conditions generated by COVID-19 pandemic, with the collapse in oil demand and prices and the impact on drilling activity and on the demand for steel pipe products.

Others

The following table indicates, for our Others business segment, net sales, operating income and operating income as a percentage of net sales for the periods indicated below:

Others	6M 2020	6M 2019	Increase/(Decrease)
Net sales ($ million)	155	212	(27%)
Operating (loss) income ($ million)	(47)	39	(219%)
Operating margin (% of sales)	(30.0%)	18.4%

Net sales of other products and services decreased 27% to $155 million in the first half of 2020, compared to $212 million in the first half of 2019, mainly due to lower sales of sucker rods.

Operating results from other products and services amounted to a loss of $47 million in the first half of 2020, compared to a gain of $39 million in the first half of 2019. Negative results during the first part of 2020 are due to the decrease in demand originated from the COVID-19 pandemic, negatively impacted by lower absorption of fixed costs and the inefficiencies related to the low level of capacity utilization between March and June 2020. Additionally, results in the first six months of 2020 were affected by an impairment charge of $40 million related to sucker rods and coiled tubing businesses.

Selling, general and administrative expenses, or SG&A, amounted to $643 million in the first half of 2020, representing 21% of sales, and $684 million in the first half of 2019, representing 18% of sales. During the first half of 2020 SG&A includes $36 million of severance charges.

Financial results amounted to a loss of $36 million in the first half of 2020, compared to a gain of $18 million in the first half of 2019. The loss in the first half of 2020 corresponds to $10 million net financial costs reflecting a lower net cash position and lower yields on the position and $26 million FX loss net of derivative results, mainly explained by a $21 million loss related to the Brazilian Real depreciation on intercompany debt denominated in U.S. dollars at our Brazilian subsidiaries, which is to a large extent offset by changes to our currency translation reserve.

Equity in earnings of non-consolidated companies generated a gain of $6 million in the first half of 2020, compared to a gain of $55 million in the first half of 2019. First half 2020 results are mainly derived from our equity investment in Ternium (NYSE:TX) and Techgen, partially offset by losses from our equity investment in Usiminas.

Income tax amounted to a charge of $86 million in the first half of 2020, compared to $85 million in the first half of 2019.

Cash Flow and Liquidity of 2020 First Half

Net cash provided by operating activities during the first half of 2020 amounted to $964 million (including a reduction in working capital of $763 million), compared to cash provided by operations of $890 million (including a reduction in working capital of $346 million) in the first half of 2019.

Capital expenditures amounted to $114 million in the first half of 2020, compared to $183 million in the first half of 2019. Free cash flow amounted to $850 million in the first half of 2020.

After paying $1.1 billion for the acquisition of IPSCO in January 2020, our financial position at June 30, 2020, amounted to a net cash position (i.e., cash, other current and non-current investments, derivatives hedging borrowings and investments less total borrowings) of $670 million.

Tenaris Files Half-Year Report

Tenaris S.A. announces that it has filed its half-year report for the six-month period ended June 30, 2020 with the Luxembourg Stock Exchange. The half-year report can be downloaded from the Luxembourg Stock Exchange’s website at www.bourse.lu and from Tenaris’s website at ir.tenaris.com.

Holders of Tenaris’s shares and ADSs, and any other interested parties, may request a hard copy of the half-year report, free of charge, at 1-888-300-5432 (toll free from the United States) or 52-229-989-1159 (from outside the United States).

Conference call

Tenaris will hold a conference call to discuss the above reported results, on August 6, 2020, at 10:00 a.m. (Eastern Time). Following a brief summary, the conference call will be opened to questions. To access the conference call dial in +1 866 789 1656 within North America or +1 630 489 1502 Internationally. The access number is “4172657”. Please dial in 10 minutes before the scheduled start time. The conference call will be also available by webcast at ir.tenaris.com/events-and-presentations

A replay of the conference call will be available on our webpage http://ir.tenaris.com/ or by phone from 1.00 pm ET on August 6 through 1.00 pm on August 14, 2020. To access the replay by phone, please dial +1 855 859 2056 or +1 404 537 3406 and enter passcode “4172657” when prompted.

Some of the statements contained in this press release are “forward-looking statements”. Forward-looking statements are based on management’s current views and assumptions and involve known and unknown risks that could cause actual results, performance or events to differ materially from those expressed or implied by those statements. These risks include but are not limited to risks arising from uncertainties as to future oil and gas prices and their impact on investment programs by oil and gas companies.

Consolidated Condensed Interim Income Statement

(all amounts in thousands of U.S. dollars)	Three-month period ended June 30,		Six-month period ended June 30,
	2020	2019	2020	2019
Continuing operations	Unaudited		Unaudited
Net sales	1,241,045	1,917,965	3,003,356	3,789,724
Cost of sales	(1,042,322)	(1,342,819)	(2,335,987)	(2,614,618)
Gross profit	198,723	575,146	667,369	1,175,106
Selling, general and administrative expenses	(285,964)	(338,608)	(643,009)	(683,974)
Impairment charge	-	-	(622,402)	-
Other operating income (expense), net	(3,354)	(2,050)	(2,098)	2,372
Operating (loss) income	(90,595)	234,488	(600,140)	493,504
Finance Income	3,792	12,736	5,669	23,197
Finance Cost	(7,418)	(11,287)	(15,860)	(18,269)
Other financial results	(9,894)	(7,585)	(25,636)	13,330
(Loss) income before equity in earnings of non-consolidated companies and income tax	(104,115)	228,352	(635,967)	511,762
Equity in earnings of non-consolidated companies	4,406	26,289	6,295	55,424
(Loss) income before income tax	(99,709)	254,641	(629,672)	567,186
Income tax	49,402	(14,942)	(86,367)	(84,898)
(Loss) income for the period	(50,307)	239,699	(716,039)	482,288

Attributable to:
Owners of the parent	(47,961)	241,486	(708,029)	484,365
Non-controlling interests	(2,346)	(1,787)	(8,010)	(2,077)
	(50,307)	239,699	(716,039)	482,288

Consolidated Condensed Interim Statement of Financial Position

(all amounts in thousands of U.S. dollars)	At June 30, 2020		At December 31, 2019
	Unaudited
ASSETS
Non-current assets
Property, plant and equipment, net	6,368,345		6,090,017
Intangible assets, net	1,460,659		1,561,559
Right-of-use assets, net	265,027		233,126
Investments in non-consolidated companies	855,264		879,965
Other investments	47,050		24,934
Deferred tax assets	228,699		225,680
Receivables, net	151,941	9,376,985	157,103	9,172,384
Current assets
Inventories, net	1,857,713		2,265,880
Receivables and prepayments, net	129,662		104,575
Current tax assets	126,215		167,388
Trade receivables, net	1,044,768		1,348,160
Derivative financial instruments	4,563		19,929
Other investments	445,217		210,376
Cash and cash equivalents	910,957	4,519,095	1,554,299	5,670,607
Total assets		13,896,080		14,842,991
EQUITY
Capital and reserves attributable to owners of the parent		11,188,272		11,988,958
Non-controlling interests		188,606		197,414
Total equity		11,376,878		12,186,372
LIABILITIES
Non-current liabilities
Borrowings	231,799		40,880
Lease liabilities	221,544		192,318.
Deferred tax liabilities	379,953		336,982
Other liabilities	241,690		251,383
Provisions	73,886	1,148,872	54,599	876,162
Current liabilities
Borrowings	467,115		781,272
Lease liabilities	43,236		37,849
Derivative financial instruments	27,224		1,814
Current tax liabilities	97,392		127,625
Other liabilities	238,387		176,264
Provisions	13,005		17,017
Customer advances	69,255		82,729
Trade payables	414,716	1,370,330	555,887	1,780,457
Total liabilities		2,519,202		2,656,619
Total equity and liabilities		13,896,080		14,842,991

Consolidated Condensed Interim Statement of Cash Flows

	Three-month period ended June 30,		Six-month period ended June 30,
(all amounts in thousands of U.S. dollars)	2020	2019	2020	2019
Cash flows from operating activities	Unaudited		Unaudited

(Loss) income for the period	(50,307)	239,699	(716,039)	482,288
Adjustments for:
Depreciation and amortization	149,203	135,220	316,180	266,555
Impairment charge	-	-	622,402	-
Income tax accruals less payments	(88,553)	(164,370)	(2,295)	(154,419)
Equity in earnings of non-consolidated companies	(4,406)	(26,289)	(6,295)	(55,424)
Interest accruals less payments, net	(1,765)	(855)	1,371	(295)
Changes in provisions	(291)	2,844	(11,781)	974
Changes in working capital	446,069	146,556	763,040	346,045
Currency translation adjustment and others	(2,371)	9,496	(2,926)	4,193
Net cash provided by operating activities	447,579	342,301	963,657	889,917

Cash flows from investing activities
Capital expenditures	(45,541)	(97,378)	(113,585)	(183,064)
Changes in advance to suppliers of property, plant and equipment	544	1,535	117	2,036
Acquisition of subsidiaries, net of cash acquired	-	-	(1,063,848)	(132,845)
Repayment of loan by non-consolidated companies	-	-	-	40,470
Proceeds from disposal of property, plant and equipment and intangible assets	647	474	1,165	736
Dividends received from non-consolidated companies	278	28,974	278	28,974
Changes in investments in securities	(286,733)	163,129	(255,439)	229,906
Net cash (used in) provided by investing activities	(330,805)	96,734	(1,431,312)	(13,787)

Cash flows from financing activities
Dividends paid	-	(330,550)	-	(330,550)
Dividends paid to non-controlling interest in subsidiaries	-	(672)	-	(672)
Changes in non-controlling interests	1	-	2	1
Payments of lease liabilities	(9,982)	(9,276)	(24,943)	(19,447)
Proceeds from borrowings	223,090	460,320	442,248	644,716
Repayments of borrowings	(256,628)	(274,042)	(571,122)	(413,094)
Net cash (used in) provided by financing activities	(43,519)	(154,220)	(153,815)	(119,046)

Increase (decrease) in cash and cash equivalents	73,255	284,815	(621,470)	757,084
Movement in cash and cash equivalents
At the beginning of the period	839,864	897,502	1,554,275	426,717
Effect of exchange rate changes	(2,221)	700	(21,907)	(784)
(Decrease) increase in cash and cash equivalents	73,255	284,815	(621,470)	757,084
	910,898	1,183,017	910,898	1,183,017

Exhibit I – Alternative performance measures

EBITDA, Earnings before interest, tax, depreciation and amortization.

EBITDA provides an analysis of the operating results excluding depreciation and amortization and impairments, as they are non-cash variables which can vary substantially from company to company depending on accounting policies and the accounting value of the assets. EBITDA is an approximation to pre-tax operating cash flow and reflects cash generation before working capital variation. EBITDA is widely used by investors when evaluating businesses (multiples valuation), as well as by rating agencies and creditors to evaluate the level of debt, comparing EBITDA with net debt.

EBITDA is calculated in the following manner:

EBITDA= Operating results + Depreciation and amortization + Impairment charges/(reversals).

	Three-month period ended June 30,		Six-month period ended June 30,
	2020	2019	2020	2019
Operating income	(90,595)	234,488	(600,140)	493,504
Depreciation and amortization	149,203	135,220	316,180	266,555
Impairment	-	-	622,402	-
EBITDA	58,608	369,708	338,442	760,059

Free Cash Flow

Free cash flow is a measure of financial performance, calculated as operating cash flow less capital expenditures. FCF represents the cash that a company is able to generate after spending the money required to maintain or expand its asset base.

Free cash flow is calculated in the following manner:

Free cash flow = Net cash (used in) provided by operating activities - Capital expenditures.

(all amounts in thousands of U.S. dollars)	Three-month period ended June 30,		Six-month period ended June 30,
	2020	2019	2020	2019
Net cash provided by operating activities	447,576	342,301	963,654	889,917
Capital expenditures	(45,541)	(97,378)	(113,585)	(183,064)
Free cash flow	402,035	244,923	850,069	706,853

Net Cash / (Debt)

This is the net balance of cash and cash equivalents, other current investments and fixed income investments held to maturity less total borrowings. It provides a summary of the financial solvency and liquidity of the company. Net cash / (debt) is widely used by investors and rating agencies and creditors to assess the company’s leverage, financial strength, flexibility and risks.

Net cash/ debt is calculated in the following manner:

Net cash= Cash and cash equivalents + Other investments (Current and Non-Current)+/- Derivatives hedging borrowings and investments– Borrowings (Current and Non-Current).

(all amounts in thousands of U.S. dollars)	At June 30,
	2020	2019
Cash and cash equivalents	910,957	1,201,987
Other current investments	445,217	360,694
Non-current Investments	36,516	22,800
Derivatives hedging borrowings and investments	(23,458)	15,051
Current Borrowings	(467,115)	(844,926)
Non-current Borrowings	(231,799)	(49,375)
Net cash / (debt)	670,318	706,231